                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 1997

                                                        OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________


COMMISSION FILE NUMBER 1-3187


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                         HOUSTON INDUSTRIES INCORPORATED

                                  SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         HOUSTON INDUSTRIES INCORPORATED

                              1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                                TABLE OF CONTENTS


Independent Auditors' Report                                                              Page  1

Financial Statements:

         Statement of Net Assets Available for Benefits, December 31, 1997                Page  2

         Statement of Net Assets Available for Benefits, December 31, 1996                Page  3

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 1997                                                     Page  4

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 1996                                                     Page  5

         Notes to Financial Statements for the Years Ended December 31, 1997 and 1996     Page  6

Supplemental Schedules:

         Supplemental Schedule of Investments, December 31, 1997 (Item 27a)               Page 12

         Supplemental Schedule of 5% Reportable Transactions for the Year Ended
         December 31, 1997 (Item 27d)                                                     Page 14


         Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

                          INDEPENDENT AUDITORS' REPORT

Houston Industries Incorporated Savings Plan:

We have audited, by fund and in total, the accompanying financial statements of the Houston Industries Incorporated Savings Plan (the "Plan") as of December 31, 1997 and 1996 and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Houston, Texas
June 24, 1998

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1997


                                                             PARTICIPANT INVESTMENT FUNDS
                          --------------------------------------------------------------------------------------------------
                               HII                             CAPITAL        GROWTH &
                             COMMON                         APPRECIATION       INCOME        INTERNATIONAL
                             STOCK           ALLOCATED         EQUITY          EQUITY            EQUITY           BALANCED
                              FUND             ESOP             FUND            FUND              FUND              FUND
                          -------------    -------------    -------------    -------------    -------------    -------------

ASSETS

INVESTMENTS
 Common Stock             $ 338,664,722    $ 125,867,057
 Mutual Funds                                               $  76,615,551    $  93,016,707    $  25,659,496    $  34,732,269
 Cash Equivalents             2,003,994        1,039,573
 Other Assets
                          -------------    -------------    -------------    -------------    -------------    -------------
   Total                    340,668,716      126,906,630       76,615,551       93,016,707       25,659,496       34,732,269
                          -------------    -------------    -------------    -------------    -------------    -------------

RECEIVABLES

 Dividends and Interest       4,754,337        1,796,895                                                              91,650
 Investment Sales                                                                1,818,574
 Contributions
  Employer                                       262,752
  Participants                  108,896                           127,140          143,754           54,336           54,915
                          -------------    -------------    -------------    -------------    -------------    -------------

   Total                      4,863,233        2,059,647          127,140        1,962,328           54,336          146,565
                          -------------    -------------    -------------    -------------    -------------    -------------

TOTAL ASSETS                345,531,949      128,966,277       76,742,691       94,979,035       25,713,832       34,878,834
                          -------------    -------------    -------------    -------------    -------------    -------------

LIABILITIES

PAYABLES

 Administrative Expenses         (5,895)          (2,407)          (1,720)          (2,041)            (835)            (990)
 Interest on ESOP Loans
  from Company
ESOP Loans from Company
                          -------------    -------------    -------------    -------------    -------------    -------------


TOTAL LIABILITIES                (5,895)          (2,407)          (1,720)          (2,041)            (835)            (990)
                          -------------    -------------    -------------    -------------    -------------    -------------



NET ASSETS AVAILABLE
FOR BENEFITS              $ 345,526,054    $ 128,963,870    $  76,740,971    $  94,976,994    $  25,712,997    $  34,877,844
                          =============    =============    =============    =============    =============    =============

                                                           PARTICIPANT INVESTMENT FUNDS
                          -------------------------------------------------------------------------------------------------

                             FIXED           MONEY
                             INCOME          MARKET        PARTICIPANT                      UNALLOCATED
                              FUND            FUND            LOANS           TOTAL             ESOP             TOTAL
                          -------------    ------------    ------------    -------------    -------------    --------------

ASSETS

INVESTMENTS
 Common Stock                                                              $ 464,531,779    $ 330,619,455    $  795,151,234
 Mutual Funds             $   7,712,680                                      237,736,703                        237,736,703
 Cash Equivalents                          $ 28,962,593                       32,006,160        4,671,858        36,678,018
 Other Assets                                              $ 30,437,985       30,437,985                         30,437,985
                          -------------    ------------    ------------    -------------    -------------    --------------
   Total                      7,712,680      28,962,593      30,437,985      764,712,627      335,291,313     1,100,003,940
                          -------------    ------------    ------------    -------------    -------------    --------------

RECEIVABLES

 Dividends and Interest          41,191         141,577                        6,825,650        4,611,125        11,436,775
 Investment Sales                                                              1,818,574                          1,818,574
 Contributions
  Employer                                                                       262,752                            262,752
  Participants                   11,505          28,971                          529,517                            529,517
                          -------------    ------------    ------------    -------------    -------------    --------------

   Total                         52,696         170,548                        9,436,493        4,611,125        14,047,618
                          -------------    ------------    ------------    -------------    -------------    --------------

TOTAL ASSETS                  7,765,376      29,133,141      30,437,985      774,149,120      339,902,438     1,114,051,558
                          -------------    ------------    ------------    -------------    -------------    --------------

LIABILITIES

PAYABLES

 Administrative Expenses           (513)           (908)                         (15,309)                           (15,309)
 Interest on ESOP Loans
 from Company                                                                                  (7,119,607)       (7,119,607)
ESOP Loans from Company                                                                      (248,301,638)     (248,301,638)
                          -------------    ------------    ------------    -------------    -------------    --------------

TOTAL LIABILITIES                  (513)           (908)                         (15,309)    (255,421,245)     (255,436,554)
                          -------------    ------------    ------------    -------------    -------------    --------------

NET ASSETS AVAILABLE
FOR BENEFITS              $   7,764,863    $ 29,132,233    $ 30,437,985    $ 774,133,811    $  84,481,193    $  858,615,004
                          =============    ============    ============    =============    =============    ==============

                       See notes to financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1996


                                                           PARTICIPANT INVESTMENT FUNDS
                          -----------------------------------------------------------------------------------------------------

                              HII                            CAPITAL         GROWTH &
                             COMMON                        APPRECIATION       INCOME        INTERNATIONAL
                             STOCK          ALLOCATED         EQUITY          EQUITY           EQUITY         BALANCED
                              FUND            ESOP             FUND            FUND             FUND            FUND
                          ------------     ------------     -----------      -----------     -----------      -----------
ASSETS

INVESTMENTS

 Common Stock             $333,934,344     $114,282,178
 Mutual Funds                                                $65,790,169      $75,017,780     $26,159,342      $35,745,324
 Cash Equivalents            2,355,261          490,550
 Other Assets
                          ------------     ------------     -----------      -----------     -----------      -----------
   Total                   336,289,605      114,772,728      65,790,169       75,017,780      26,159,342       35,745,324
                          ------------     ------------     -----------      -----------     -----------      -----------


RECEIVABLES

 Dividends and Interest      5,466,007        1,909,245                                          455,610           91,171
 Fund Transfers               (213,432)                         101,746           36,721          (2,853)          77,818
 Investment Sales                               914,887
 Contributions
  Employer                                      360,861
  Participants                 203,283                          157,889          159,332          72,825           80,271
                          ------------     ------------     -----------      -----------     -----------      -----------
   Total                     5,455,858        3,184,993         259,635          196,053         525,582          249,260
                          ------------     ------------     -----------      -----------     -----------      -----------
TOTAL ASSETS               341,745,463      117,957,721      66,049,804       75,213,833      26,684,924       35,994,584
                          ------------     ------------     -----------      -----------     -----------      -----------
LIABILITIES

PAYABLES

 Administrative Expenses        (6,151)          (2,411)         (1,618)          (1,776)           (916)          (1,087)
 Interest on ESOP Loans
  from Company
 ESOP Loans from Company
                          ------------     ------------     -----------      -----------     -----------      -----------


TOTAL LIABILITIES               (6,151)          (2,411)         (1,618)          (1,776)           (916)          (1,087)
                          ------------     ------------     -----------      -----------     -----------      -----------


NET ASSETS AVAILABLE
FOR BENEFITS              $341,739,312     $117,955,310     $66,048,186      $75,212,057     $26,684,008      $35,993,497
                          ============     ============     ===========      ===========     ===========      ===========

                                                          PARTICIPANT INVESTMENT FUNDS
                          ----------------------------------------------------------------------------------------------


                            FIXED            MONEY
                            INCOME           MARKET       PARTICIPANT                      UNALLOCATED
                             FUND             FUND           LOANS            TOTAL            ESOP            TOTAL
                          ----------      -----------     -----------     ------------     -----------     ------------
ASSETS

INVESTMENTS

 Common Stock                                                             $448,216,522    $302,285,476     $750,501,998
 Mutual Funds             $7,862,009                                       210,574,624                      210,574,624
 Cash Equivalents                         $33,065,117                       35,910,928       3,542,777       39,453,705
 Other Assets                                             $37,306,740       37,306,740                       37,306,740
                          ----------      -----------     -----------     ------------     -----------     ------------
   Total                   7,862,009       33,065,117      37,306,740      732,008,814     305,828,253    1,037,837,067
                          ----------      -----------     -----------     ------------     -----------     ------------


RECEIVABLES

 Dividends and Interest       42,538          153,169                        8,117,740       4,643,797       12,761,537
 Fund Transfers
 Investment Sales                                                              914,887                          914,887
 Contributions
  Employer                                                                     360,861                          360,861
  Participants                16,296           44,072                          733,968                          733,968
                          ----------      -----------     -----------     ------------     -----------     ------------
   Total                      58,834          197,241                       10,127,456       4,643,797       14,771,253
                          ----------      -----------     -----------     ------------     -----------     ------------
TOTAL ASSETS               7,920,843       33,262,358      37,306,740      742,136,270     310,472,050    1,052,608,320
                          ----------      -----------     -----------     ------------     -----------     ------------
LIABILITIES

PAYABLES

 Administrative Expenses        (599)          (1,048)                         (15,606)                         (15,606)
 Interest on ESOP Loans
  from Company                                                                              (4,634,564)      (4,634,564)
ESOP Loans from Company                                                                   (268,686,244)    (268,686,244)
                          ----------      -----------     -----------     ------------     -----------     ------------


TOTAL LIABILITIES               (599)          (1,048)              0          (15,606)   (273,320,808)    (273,336,414)
                          ----------      -----------     -----------     ------------     -----------     ------------


NET ASSETS AVAILABLE
FOR BENEFITS              $7,920,244      $33,261,310     $37,306,740     $742,120,664     $37,151,242     $779,271,906
                          ==========      ===========     ===========     ============     ===========     ============


                       See notes to financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                 PARTICIPANT INVESTMENT FUNDS
                               -----------------------------------------------------------------------------------------------
                                   HII                             CAPITAL         GROWTH &
                                  COMMON                        APPRECIATION        INCOME      INTERNATIONAL
                                  STOCK          ALLOCATED         EQUITY           EQUITY          EQUITY          BALANCED
                                   FUND             ESOP            FUND             FUND            FUND             FUND
                               -------------    -------------    ------------    ------------    ------------    ------------
INVESTMENT INCOME

Dividends
  Common Stock                 $  20,517,489    $   7,644,282
  Mutual Funds                                                   $  1,225,483    $  3,003,484    $    175,869    $  1,302,781
Interest

NET APPRECIATION
  IN FAIR VALUE OF INVESTMENTS    50,357,694       18,909,106      15,766,743      19,662,247       2,103,474       3,782,020
                               -------------    -------------    ------------    ------------    ------------    ------------

  Total                           70,875,183       26,553,388      16,992,226      22,665,731       2,279,343       5,084,801
                               -------------    -------------    ------------    ------------    ------------    ------------

CONTRIBUTIONS

  Participants                     9,736,936                        6,505,232       7,031,322       2,944,829       2,826,070
  Employers
  Allocations of ESOP Stock                        15,664,412
  Cash                                                453,639
  ESOP Contributions

                               -------------    -------------    ------------    ------------    ------------    ------------

  Total                            9,736,936       16,118,051       6,505,232       7,031,322       2,944,829       2,826,070
                               -------------    -------------    ------------    ------------    ------------    ------------

FUND TRANSFERS                   (21,019,752)        (283,653)      5,896,525      14,370,354         322,314        (679,637)

ADMINISTRATIVE EXPENSES              (92,166)            (753)        (18,815)        (22,094)         (9,986)        (11,310)
                               -------------    -------------    ------------    ------------    ------------    ------------

TRANSFER TO STPNOC               (33,919,460)     (24,081,169)    (14,950,572)    (18,394,982)     (5,148,850)     (6,080,629)
BENEFIT PAYMENTS                 (21,793,999)      (7,297,304)     (3,731,811)     (5,885,394)     (1,358,661)     (2,254,948)
                               -------------    -------------    ------------    ------------    ------------    ------------

INTEREST ON ESOP LOANS
                               -------------    -------------    ------------    ------------    ------------    ------------

CHANGE IN NET ASSETS
  AVAILABLE FOR BENEFITS           3,786,742       11,008,560      10,692,785      19,764,937        (971,011)     (1,115,653)
                               -------------    -------------    ------------    ------------    ------------    ------------


NET ASSETS AVAILABLE
  FOR BENEFITS:
BEGINNING OF YEAR                341,739,312      117,955,310      66,048,186      75,212,057      26,684,008      35,993,497
                               -------------    -------------    ------------    ------------    ------------    ------------


END OF YEAR                    $ 345,526,054    $ 128,963,870    $ 76,740,971    $ 94,976,994    $ 25,712,997    $ 34,877,844
                               =============    =============    ============    ============    ============    ============

                                                              PARTICIPANT INVESTMENT FUNDS
                               ----------------------------------------------------------------------------------------------

                                  FIXED          MONEY
                                  INCOME         MARKET        PARTICIPANT                      UNALLOCATED
                                   FUND           FUND            LOANS           TOTAL             ESOP            TOTAL
                               -----------    -------------    ------------    -------------    -------------    ------------
INVESTMENT INCOME

Dividends
  Common Stock                                                                  $ 28,161,771    $  19,260,588    $ 47,422,359
  Mutual Funds                 $   484,565                                         6,192,182                        6,192,182
Interest                                      $   1,763,644   $   3,154,971        4,918,615                        4,918,615

NET APPRECIATION
  IN FAIR VALUE OF INVESTMENTS      46,129                                       110,627,413       49,289,685     159,917,098
                               -----------    -------------    ------------    -------------    -------------    ------------

  Total                            530,694        1,763,644       3,154,971      149,899,981       68,550,273     218,450,254
                               -----------    -------------    ------------    -------------    -------------    ------------

CONTRIBUTIONS

  Participants                     577,443        1,871,287                       31,493,119                       31,493,119
  Employers
  Allocations of ESOP Stock                                                       15,664,412      (15,664,412)
  Cash                                                                               453,639                          453,639
  ESOP Contributions                                                                               19,431,067      19,431,067
                                ----------    -------------    ------------    -------------    -------------    ------------

  Total                            577,443        1,871,287                       47,611,170        3,766,655      51,377,825
                               -----------    -------------    ------------    -------------    -------------    ------------

FUND TRANSFERS                     559,289          834,560

ADMINISTRATIVE EXPENSES             (5,827)         (10,644)                        (171,595)                        (171,595)
                               -----------    -------------    ------------    -------------    -------------    ------------

TRANSFER TO STPNOC                (886,193)      (2,984,272)     (7,404,652)    (113,850,779)                    (113,850,779)
BENEFIT PAYMENTS                  (930,787)      (5,603,652)     (2,619,074)     (51,475,630)                     (51,475,630)
                               -----------    -------------    ------------    -------------    -------------    ------------

INTEREST ON ESOP LOANS                                                                            (24,986,977)    (24,986,977)
                               -----------    -------------    ------------    -------------    -------------    ------------

CHANGE IN NET ASSETS
  AVAILABLE FOR BENEFITS          (155,381)      (4,129,077)     (6,868,755)      32,013,147       47,329,951      79,343,098
                               -----------    -------------    ------------    -------------    -------------    ------------


NET ASSETS AVAILABLE
  FOR BENEFITS:
BEGINNING OF YEAR                7,920,244       33,261,310      37,306,740      742,120,664       37,151,242     779,271,906
                               -----------    -------------    ------------    -------------    -------------    ------------


END OF YEAR                    $ 7,764,863    $  29,132,233    $ 30,437,985    $ 774,133,811    $  84,481,193    $858,615,004
                               ===========    =============    ============    =============    =============    ============


                       See notes to financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                   PARTICIPANT INVESTMENT FUNDS
                                  ------------------------------------------------------------------------------------------------
                                      HII                             CAPITAL         GROWTH &
                                     COMMON                         APPRECIATION       INCOME       INTERNATIONAL
                                      STOCK          ALLOCATED         EQUITY          EQUITY          EQUITY         BALANCED
                                      FUND             ESOP            FUND            FUND            FUND             FUND
                                  -------------    -------------    ------------    ------------    ------------    ------------
INVESTMENT INCOME

Dividends
  Common Stock                    $  21,705,280    $   7,036,833
  Mutual Funds                                                      $  6,993,538    $  4,408,329    $  1,216,654    $  2,192,818
Interest                                160,910           68,511           1,083             971             822             246

NET APPRECIATION/(DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS      (22,903,279)      (7,014,195)      3,375,322      10,056,097       2,127,932       1,950,618
                                  -------------    -------------    ------------    ------------    ------------    ------------

  Total                              (1,037,089)          91,149      10,369,943      14,465,397       3,345,408       4,143,682
                                  -------------    -------------    ------------    ------------    ------------    ------------

CONTRIBUTIONS

Participants                         11,293,307                        6,158,051       6,159,840       2,951,368       3,134,909
Employer
  Allocations of ESOP Stock                           15,755,612
  Cash                                  264,873          748,189           5,668          10,120          10,091           2,887
  ESOP Contributions
                                  -------------    -------------    ------------    ------------    ------------    ------------

  Total                              11,558,180       16,503,801       6,163,719       6,169,960       2,961,459       3,137,796
                                  -------------    -------------    ------------    ------------    ------------    ------------

INTEREST ON PARTICIPANT
  LOANS
                                  -------------    -------------    ------------    ------------    ------------    ------------

FUND TRANSFERS                       (3,484,433)                       2,988,079       2,341,335       1,290,509      (2,042,818)
                                  -------------    -------------    ------------    ------------    ------------    ------------

ADMINISTRATIVE EXPENSES                (105,132)             (85)        (17,820)        (18,968)        (10,657)        (12,971)
                                  -------------    -------------    ------------    ------------    ------------    ------------

BENEFIT PAYMENTS                    (28,434,422)      (7,513,434)     (3,861,226)     (4,382,896)     (1,615,933)     (2,765,622)
                                  -------------    -------------    ------------    ------------    ------------    ------------

INTEREST ON ESOP LOANS
                                  -------------    -------------    ------------    ------------    ------------    ------------


CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS           (21,502,896)       9,081,431      15,642,695      18,574,828       5,970,786       2,460,067
                                  -------------    -------------    ------------    ------------    ------------    ------------


NET ASSETS AVAILABLE
   FOR BENEFITS:
BEGINNING OF YEAR                   363,242,208      108,873,879      50,405,491      56,637,229      20,713,222      33,533,430
                                  -------------    -------------    ------------    ------------    ------------    ------------

END OF YEAR                       $ 341,739,312    $ 117,955,310    $ 66,048,186    $ 75,212,057    $ 26,684,008    $ 35,993,497
                                  =============    =============    ============    ============    ============    ============

                                                                  PARTICIPANT INVESTMENT FUNDS
                                  -----------------------------------------------------------------------------------------------

                                      FIXED           MONEY
                                      INCOME          MARKET       PARTICIPANT                     UNALLOCATED
                                       FUND            FUND           LOANS           TOTAL            ESOP             TOTAL
                                   ------------    ------------    ------------    -------------    ------------    -------------
INVESTMENT INCOME

Dividends
  Common Stock                                                                      $ 28,742,113    $ 20,366,903    $  49,109,016
  Mutual Funds                     $    495,978                                       15,307,317                       15,307,317
Interest                                     26    $  1,893,031                        2,125,600          21,874        2,147,474

NET APPRECIATION/(DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS         (122,126)                                     (12,529,631)    (23,456,686)     (35,986,317)
                                   ------------    ------------    ------------    -------------    ------------    -------------

  Total                                 373,878       1,893,031                       33,645,399      (3,067,909)      30,577,490
                                   ------------    ------------    ------------    -------------    ------------    -------------

CONTRIBUTIONS

Participants                            641,254       2,394,011                       32,732,740                       32,732,740
  Employer
  Allocations of ESOP Stock                                                           15,755,612     (15,755,612)
  Cash                                      978          89,323                        1,132,129                        1,132,129
  ESOP Contributions                                                                                  15,529,316       15,529,316
                                   ------------    ------------    ------------    -------------    ------------    -------------

  Total                                 642,232       2,483,334                       49,620,481        (226,296)      49,394,185
                                   ------------    ------------    ------------    -------------    ------------    -------------

INTEREST ON PARTICIPANT
   LOANS                                                           $  3,017,426        3,017,426                        3,017,426
                                   ------------    ------------    ------------    -------------    ------------    -------------

FUND TRANSFERS                         (516,982)     (2,175,785)      1,600,095
                                   ------------    ------------    ------------    -------------    ------------    -------------

ADMINISTRATIVE EXPENSES                  (7,294)        (13,335)                        (186,262)                        (186,262)
                                   ------------    ------------    ------------    -------------    ------------    -------------

BENEFIT PAYMENTS                     (1,179,256)     (7,457,934)                     (57,210,723)                     (57,210,723)
                                   ------------    ------------    ------------    -------------    ------------    -------------

INTEREST ON ESOP LOANS                                                                               (27,124,320)     (27,124,320)
                                   ------------    ------------    ------------    -------------    ------------    -------------


CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS              (687,422)     (5,270,689)      4,617,521       28,886,321     (30,418,525)      (1,532,204)
                                   ------------    ------------    ------------    -------------    ------------    -------------


NET ASSETS AVAILABLE
   FOR BENEFITS:
BEGINNING OF YEAR                     8,607,666      38,531,999      32,689,219      713,234,343      67,569,767      780,804,110
                                   ------------    ------------    ------------    -------------    ------------    -------------

END OF YEAR                        $  7,920,244    $ 33,261,310    $ 37,306,740    $ 742,120,664    $ 37,151,242    $ 779,271,906
                                   ============    ============    ============    =============    ============    =============


                       See notes to financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


1.       ACCOUNTING POLICIES

         In accordance with the provisions of the Houston Industries Incorporated Savings Plan (the "Plan"), the financial records of the Plan are generally kept and the valuations of accounts of participating employees ("Participants") are determined on the accrual basis.

         The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value for securities listed on a national exchange is principally determined using the closing price on the New York Stock Exchange. Fair value for mutual funds is determined using net asset value.

         The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

         Certain 1996 balances have been reclassed to conform to the 1997 presentation.

2.       SUMMARY OF THE PLAN

         DESCRIPTION OF PLAN

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan covering all employees of Houston Industries Incorporated (the "Company")except building trades workers under a construction industry collective bargaining agreement providing specifically for retirement benefit payments to be made thereunder for such building trades workers, leased employees, and employees on the payroll of NorAm Energy Corp. or any of its divisions or subsidiaries. It is subject to the provisions of the Employee Retirement Act of 1974 (ERISA).

         PARTICIPANT ACCOUNTS

         Each Participant's account is credited with the Participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and (c) charged with an allocation of administrative expenses. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

         INVESTMENT PROGRAM

         The Plan has seven investment funds (Funds), as follows:

         HII COMMON STOCK FUND: Invested primarily in shares of common stock of the Company.

         CAPITAL APPRECIATION EQUITY FUND: Invested in a pool of stock mutual funds that have a goal of long-term growth with no emphasis on current income. The mutual funds seek to buy stocks of growing companies or companies with potential for growth including small company and international stocks.

         GROWTH AND INCOME EQUITY FUND: Invested in a pool of stock mutual funds that have a goal of long-term growth and current income. The mutual funds buy stocks of companies that are believed to be expanding and that have a history of paying dividends.

         INTERNATIONAL EQUITY FUND: Invested in a pool of international stock mutual funds that have a goal of long-term growth with little emphasis on current income. The mutual funds buy stocks of growing and established companies that have their principal business activities and interests outside of the United States and which show the potential for growth.

         BALANCED FUND: Invested in both stock and bond mutual funds. The mutual funds use a bond mutual fund investing in high-quality bonds and stock mutual funds investing in a wide variety of companies.

         FIXED INCOME FUND: Invested in a pool of fixed income mutual funds. The mutual funds invest in short-term, high-quality government and corporate bonds and other fixed income securities.

         MONEY MARKET FUND: Invested in a pool of money market funds. The mutual funds invest in high-quality government and corporate fixed income securities with maturities of less than one year.

         Pending the acquisition of an investment in an orderly manner for the Funds, the Trustee (as hereinafter defined) may temporarily hold funds uninvested or in short-term investments.

         The assets of the Plan are held in trust by The Northern Trust Company ("Trustee"). The Benefits Committee ("Committee"), appointed by the Board of Directors of the Company, as the administrator of the Plan, selects the investments for each of the Funds. The Committee retains an independent investment consultant to provide investment advice with respect to the Funds. The fees charged by the Trustee and the investment consultant are paid by the Trustee out of the Funds.

         A Participant has the right to direct the Trustee to invest his contributions, but not matching contributions made by the employer ("Employer Contributions"), in 1% increments in any or all of the Funds.

         At December 31, the number of participants in each fund was as follows:


                                                                                        1997               1996
                                                                                        ----               ----
              HII Common Stock Fund                                                     7,082              9,031
                  (Allocated and Unallocated ESOP)
              Capital Appreciation Equity Fund                                          4,165              4,966
              Growth and Income Equity Fund                                             4,452              5,094
              International Equity Fund                                                 2,776              3,360
              Balanced Fund                                                             2,340              2,910
              Fixed Income Fund                                                           911              1,118
              Money Market Fund                                                         1,772              2,241

         All Employer Contributions to the Plan were invested in the ESOP (as hereinafter defined).

         EMPLOYEE STOCK OWNERSHIP PLAN

         The employee stock ownership component ("ESOP") of the Plan is a funding mechanism for a portion of the Employer Contributions to the Plan. In connection with the ESOP, the Company was party to an ESOP Trust Agreement between the Company and State Street Bank ("Prior ESOP Trustee"). The Prior ESOP Trustee purchased shares of the Company's common stock in open market transactions with funds provided by loans ("Loans") from the Company. The Prior ESOP Trustee completed the purchases of shares of the Company's common stock in December 1991 after purchasing 18,762,184 shares at a cost of approximately $350 million. At December 31, 1997 and 1996, the balance of the Loans was approximately $248 million and $269 million, respectively. The Loans bear interest at a fixed rate of 9.783%. The Loans are expected to be repaid over a period of up to twenty years. The Trustee has made approximately $101.7 million of principal prepayments as of December 31, 1997. Consequently, no additional principal repayments are required until 2006.

         The Company makes periodic cash contributions ("ESOP Contributions") to the Unallocated ESOP (as defined below) portion of the Trust (as hereinafter defined). The ("ESOP Contributions"), together with the earnings received on the investments included in the Unallocated ESOP, are used to pay principal and interest on the Loans. As debt service payments on the Loans are made, the Company releases shares of common stock from the pledge securing the Loans and such shares are available for allocation to Participants' accounts as Employer Contributions. All released shares must be allocated to Participants' accounts at year-end. No allocated shares serve as collateral for the Loans. In addition to the ESOP Contributions, the Company may elect to make Employer Contributions to the Allocated ESOP (as hereinafter defined) in the form of cash which may be used to purchase shares of the Company's common stock in the open market. Dividend income received on shares of the Company's common stock that were purchased in the open market and placed in the Allocated ESOP is not available for debt service payments.

         That portion of the ESOP which has been allocated to Participants (Allocated ESOP) as Employer Contributions and that portion of the ESOP which has not been allocated to Participants (Unallocated ESOP) are presented separately in the accompanying financial statements.

         FUNDING

         Contributions to the Plan are made by Participants and by the Company and each subsidiary of the Company that has adopted the Plan. Each Participant may contribute to the Plan annually an amount equal to any whole percentage up to and including 6% of his total compensation. This amount, referred to as the Participant's "Basic Contributions", could be made up of Pre-tax and After-tax Contributions (as hereinafter defined), provided that the total amount contributed was less than or equal to 6% of the Participant's compensation. Employer Contributions are in an amount equal to 70% of Participant's Basic Contributions.

         Each Participant may make excess contributions annually to the Plan in an amount equal to any whole percentage up to and including 10% of his total compensation. This amount, referred to as the Participant's "Excess Contributions", may be made up of Pre-tax and After-tax Contributions, provided that the total amount contributed is less than or equal to 10% of the Participant's compensation. The Company does not match excess contributions.

         Participants may make their contributions to the Plan through (i) payroll deductions (After-tax Contributions), (ii) salary deferral (Pre-tax Contributions) or (iii) a combination of After-tax and Pre-tax Contributions.

         Pre-tax Contributions made to the Plan by salary deferral decrease a Participant's income for federal income tax purposes by the amount of such Participant's Pre-tax Contributions. Pre-tax Contributions are, however, subject to Federal Insurance Contributions Act withholding tax.

         The maximum amount that a taxpayer may elect to defer as a Pre-tax Contribution for any taxable year under all cash or deferred arrangements (such as the Plan) in which the taxpayer participates was limited to $9,500 in 1997 and $9,500 in 1996. The limit for 1998 is $10,000, to be adjusted annually thereafter for inflation. If the total amount of Pre-tax Contributions exceeds the maximum limit during any calendar year, such excess will be included in the taxpayer's gross income for the year to which the deferrals relate, and will be returned to the Participant, plus any income or minus any loss allocable thereto, by April 15 of the following year.

         PARTICIPATION

         Any eligible employee upon hire date of the Company may participate in the Plan as soon as is practicable after employment commences. Ineligible employees include persons not regularly and principally employed by the Company, building trades workers under a construction industry collective bargaining agreement providing specifically for retirement benefit payments thereunder for such building trades workers, leased employees, and employees on the payroll of NorAm Energy Corp. or any of its divisions or subsidiaries. Former Participants who are reemployed by the Company may recommence participation in the Plan as soon as practicable after reemployment. Their vesting service will be reinstated, and any portion of their interest in the Employer Contributions that was forfeited will be reinstated in accordance with the terms of the Plan.

         DISTRIBUTIONS AND FORFEITURES

         A terminated Participant or the beneficiary of a deceased Participant is entitled to a distribution of the value of the Participant's entire account in case of death, disability, or retirement at or before the fifth anniversary of the Participant's commencement of participation in the Plan. In case of termination of service for other reasons, a Participant is entitled to a distribution of the entire value of his contribution account plus the vested portion of his Employer Contribution account. Vesting is determined by vesting service years in accordance with the following schedule:

               Vesting Service                             Vested
                    Years*                               Percentage
               ---------------                           ----------
               Less than two..........................        0
               Two but less than three................       20
               Three but less than four...............       40
               Four but less than five................       60
               Five but less than six.................       80
               Six or more............................      100

               ---------------------------
               * Generally, a vesting service year is each Plan year during which an employee completed at least 1,000 hours of service.

         Any portion of the value of Employer Contributions not vested will be forfeited. The amount forfeited by a Participant is applied to reduce the respective Company's subsequent contribution to the Plan.

         A terminated Participant receives a lump sum final distribution from the Plan upon written request any time after such termination but no later than 60 days from which the terminated Participant attains the age of 65. If no request is received, an automatic distribution will be made to the terminated Participant and mailed to his last known address shortly after the end of the year in which he reaches age 65. Immediate lump sum distributions are made, however, for accounts which do not exceed $3,500.

         PARTICIPANT WITHDRAWALS AND LOANS

         A Participant may make in-service withdrawals from amounts attributable to his After-tax Contributions. A Participant with less than five years of service who withdraws Basic After-tax Contributions will be suspended from Plan participation for six months.

         A Participant may borrow against amounts attributable to his Pre-tax Contributions. The maximum amount that a Participant may borrow from his Pre-tax Contribution account is the lesser of (i) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made, (ii) 50% of the value of the Participant's vested account balance under the Plan or
         (iii) 100% of the value of the Participant's Pre-tax Contribution account. The loans are to be secured by the pledge of a portion of the Participant's right, title and value of the Participant's vested account balance under the Plan as determined immediately after the loan is made. Loans may be repaid over a period of up to five years, except loans made before January 1, 1994 must be repaid over a period of up to four years. No loan will be made for a sum of less than $500. Interest rates are fixed for the term of the loan at the time of loan origination and ranged from 6% to 10% for loans outstanding as of December 31, 1997.

         DIVERSIFICATION OF INVESTMENTS

         A Participant who is 55 years of age or older as of any December 31 and who has participated in the Plan for at least ten years is qualified to diversify, in any subsequent calendar year, the investments in his ESOP account and his Employer Contribution account by transferring up to 25% of the sum of the balances of those accounts (less any amount previously transferred) to any of the other Funds. After five years of eligibility to make such transfers, the maximum percentage increases to 50% (less any amount previously transferred). A qualified Participant must make this election in the first 90 days of any calendar year following qualification to diversify. The transfer will be effective on the last business day in March. Second or subsequent elections will cause transfers only to the extent the permissible election exceeds amounts previously transferred.

         TERMINATION OF THE PLAN

         The Company may terminate the Plan at any time and must give written notice to the Trustee. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and each Participant will become fully vested in his account.

3.       FEDERAL INCOME TAXES

         No provision for federal income taxes has been made in the financial statements of the Plan. The Internal Revenue Service (IRS) determined and informed the Company by letter dated December 3, 1994 that the Plan, as amended and restated effective January 1, 1994 (Prior Plan), was qualified and the trust fund (Trust) established under the Prior Plan was tax-exempt under the appropriate sections of the Internal Revenue Code of 1986, as amended (Code). Although the Plan was amended and restated subsequent to that date, the Committee and the Company's counsel believe that the Plan was designed and operated in compliance with the requirements of the Code. As a result, the Participant's Pre-tax Contributions, up to a specified maximum amount each calendar year, and the Employer Contributions to the Trust on behalf of a Participant are not currently taxable to a Participant when made, and income from any source accruing to a Participant's account is not taxable when realized by the Trust. The After-tax Contributions made by a Participant will not be deductible by the Participant. The continued status of the Trust as a tax-exempt trust and the Plan as a qualified plan are contingent upon the continuing operation of the Trust and the Plan in accordance with applicable provisions of the Code.

4.       RELATED PARTY TRANSACTIONS

         During 1997, the Trustee purchased 1,171,957 shares (valued at $25,325,767) of the Company's common stock in the open market, 1,092,662 for the HII Common Stock Fund and 79,295 for the Allocated ESOP Fund. During 1996, the Trustee purchased 1,000,074 shares (valued at $22,343,873) of the Company's common stock in the open market and 136,363 shares (valued at $2,999,986) of the Company's common stock from the Allocated ESOP for the HII Common Stock Fund.

         During 1997, the Trustee sold in the open market 1,696,958 shares of the Company's common stock valued at $37,473,072 (cost, $28,631,531) from the HII Common Stock Fund and the Allocated ESOP Fund. During 1996, the Trustee sold in the open market 677,626 shares of the Company's common stock valued at $15,396,601 (cost $11,255,910) from the HII Common Stock Fund and the Allocated ESOP Fund.

         During 1997, the Trustee distributed 199,886 shares of the Company's common stock (valued at $4,228,327).

         During 1996, the Trustee distributed 318,751 shares of the Company's common stock (valued at $7,386,918).

         As of December 31, 1997, an aggregate of 29,794,894 shares of the Company's common stock was held by the Plan, including shares held in the Unallocated ESOP. As of December 31, 1996, an aggregate of 33,171,359 shares of the Company's common stock was held by the Plan, including shares held in the Unallocated ESOP. These shares represented 10.09% and 12.62%, respectively, of the Company's common stock outstanding at December 31, 1997 and December 31, 1996.

         During 1997 and 1996, the Plan and the ESOP purchased and sold units of short-term investment funds managed by the Trustee as temporary investments, as shown below:

                                       1997                       1996
                                   ------------                -----------
                                    Plan & ESOP                Plan & ESOP
                                   ------------                -----------
                  Purchases        $216,664,199                $59,289,695
                  Sales             226,647,363                 68,208,274

         See Note 6 regarding transfer of plan assets to a South Texas Project Nuclear Operating Company Savings Plan.

5.       BENEFITS PAYABLE

         As of December 31, 1997 and 1996, the Plan's net assets available for benefits did not include any amounts due to Participants who had withdrawn from participation in the Plan.

6. TRANSFER OF PLAN ASSETS TO THE SOUTH TEXAS PROJECT NUCLEAR OPERATING COMPANY SAVINGS PLAN

         In 1997, the Company and the other three owners of the South Texas Project Electric Generating Station (South Texas Project) completed the transfer of the Company's responsibilities for operation of the South Texas Project to a Texas non-profit corporation formed by the owners and known as the STP Nuclear Operating Company (STPNOC). STPNOC was formed exclusively for the purpose of operating the South Texas Project, and certain of the Company's officers and employees who had been responsible for day-to-day operation and management of the South Texas Project were transferred to STPNOC effective in October, 1997. STPNOC created its own savings plan to which Plan assets, in the amount of $113,850,779, were transferred in October, 1997 which represented the account balances of participants who have become employees of STPNOC.

Item 27a - Schedule of Assets Held for Investment Purposes

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                      ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1997

                                                                                                                   CURRENT
              DESCRIPTION OF ASSET                                             SHARES              COST             VALUE
              --------------------                                            ----------     --------------     --------------
HII COMMON STOCK FUND
     Common Stock - *Houston Industries Incorporated                          12,690,013     $  212,501,542     $  338,664,722
                    *Northern Trust Collective                                 2,003,994          2,003,994          2,003,994
                     Short-Term Investment Fund
                                                                                             --------------     --------------
     TOTAL HII COMMON STOCK FUND INVESTMENTS                                                    214,505,536        340,668,716
                                                                                             --------------     --------------
ALLOCATED ESOP
     Common Stock - *Houston Industries Incorporated                           4,716,330         88,663,298        125,867,057
                    *Northern Trust Collective                                 1,039,573          1,039,573          1,039,573
                     Short-Term Investment Fund
                                                                                             --------------     --------------
     TOTAL ALLOCATED ESOP INVESTMENTS                                                            89,702,870        126,906,630
                                                                                             --------------     --------------
CAPITAL APPRECIATION EQUITY FUND
     MUTUAL FUNDS
     Acorn Fund                                                                1,648,194         23,077,694         28,002,822
     AIM Weingarten Fund Institutional Class                                   1,261,673         23,781,532         25,094,686
     Janus Fund                                                                  944,500         24,714,026         23,518,044
                                                                                             --------------     --------------
     TOTAL CAPITAL APPRECIATION EQUITY FUND INVESTMENTS                                          71,573,252         76,615,551
                                                                                             --------------     --------------
GROWTH AND INCOME EQUITY FUND
     MUTUAL FUNDS
     Davis New York Venture Fund Class A                                       1,472,825         21,475,833         32,888,163
     Dodge & Cox Stock Fund                                                      324,556         25,645,067         28,874,652
     Vanguard Windsor Fund                                                     1,840,630         28,785,816         31,253,892
                                                                                             --------------     --------------
     TOTAL GROWTH & INCOME EQUITY FUND INVESTMENTS                                               75,906,716         93,016,707
                                                                                             --------------     --------------
INTERNATIONAL EQUITY FUND
     MUTUAL FUNDS
     American Funds EuroPacific Growth Fund                                      404,741          9,801,101         10,531,357
     Lazard International Equity Portfolio                                       653,245          8,637,447          9,125,839
     Warburg Pincus International Equity Fund Institutional Class                413,952          6,722,199          6,002,300
                                                                                             --------------     --------------
     TOTAL INTERNATIONAL EQUITY FUND INVESTMENTS                                                 25,160,747         25,659,496
                                                                                             --------------     --------------
BALANCED FUND
     MUTUAL FUNDS
     Acorn Fund                                                                  243,062          3,504,492          4,129,631
     American Funds EuroPacific Growth Fund                                      167,723          3,942,085          4,364,159
     Davis New York Venture Fund Class A                                         178,459          2,714,619          3,984,990
     Neuberger & Berman Guardian Fund                                            180,053          5,162,334          4,663,373
     Vanguard Fixed Income Securities Fund Short-Term Corp. Portfolio          1,627,208         17,532,562         17,590,116
                                                                                             --------------     --------------
     TOTAL BALANCED FUND INVESTMENTS                                                             32,856,092         34,732,269
                                                                                             --------------     --------------
FIXED INCOME FUND
     MUTUAL FUND

     Vanguard Fixed Income Securities Fund Short-Term Corp. Portfolio            713,476          7,675,594          7,712,680
                                                                                             --------------     --------------
     TOTAL FIXED INCOME FUND INVESTMENT                                                           7,675,594          7,712,680
                                                                                             --------------     --------------
MONEY MARKET FUND
     *Northern Trust Collective Short-Term Investment Fund                    28,962,593         28,962,593         28,962,593
                                                                                             --------------     --------------
     TOTAL MONEY MARKET FUND INVESTMENT                                                          28,962,593         28,962,593
                                                                                             --------------     --------------
TOTAL PARTICIPANT INVESTMENTS                                                                   546,343,400        734,274,642
                                                                                             ==============     ==============
UNALLOCATED ESOP
     Common Stock - *Houston Industries Incorporated                          12,388,551        231,161,526        330,619,455
                    *Northern Trust Collective
                     Short-Term Investment Fund                                4,671,858          4,671,858          4,671,858
                                                                                             --------------     --------------
     TOTAL UNALLOCATED ESOP INVESTMENTS                                                         235,833,384        335,291,313
                                                                                             --------------     --------------
TOTAL SAVINGS PLAN INVESTMENTS                                                               $  782,176,784     $1,069,565,955
                                                                                             ==============     ==============

PARTICIPANT LOANS, 6.00% to 10.00%, maturing 1997 through 2001                               $   30,437,985     $   30,437,985
                                                                                             ==============     ==============

*Party-in-interest

Item 27d - Schedule of Reportable Transactions;

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN


               SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                             CURRENT VALUE
                                                     PURCHASE       SELLING       COST OF    ON TRANSACTION  EXPENSE
  DESCRIPTION                                         PRICE          PRICE         ASSET          DATE       INCURRED   NET GAIN
  -----------                                      ------------  ------------   ------------ --------------  --------  ----------

SINGLE TRANSACTIONS

None


SERIES OF TRANSACTIONS

Growth and Income Equity Fund
   Mutual Fund - Dodge & Cox Stock Fund
      (159 Purchases)                              $ 28,624,035                               $ 28,624,835
      (100 Sales)                                                $ 23,695,504   $ 19,267,682    23,695,504             $4,427,822

*Houston Industries Incorporated
   Common Stock
      (10 Purchases)                                 25,325,767                                 25,325,767   $ 48,866
      (23 Sales)                                                   37,473,072     28,631,531    37,473,072     86,149   8,755,393

*The Northern Trust Company Collective Short-Term
   Investment Fund
      (356 Purchases)                               162,714,397                                162,714,397
      (401 Sales)                                                 165,478,787    165,478,787   165,478,787



*Party-in interest

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN






                                    By  /s/  LEE W. HOGAN
                                      ----------------------------------------
                                            (Lee W. Hogan, Chairman of the
                                                Benefits Committee of
                                            Houston Industries Incorporated,
                                                 Plan Administrator)

June 24, 1998

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                        DESCRIPTION
-------                       -----------
23                  --    Independent Auditors' Consent Deloitte & Touche LLP
